FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For May 14, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form
                        20-F [ X ] Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [  ]                No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

Exhibit     Date        Description of Exhibit

 1        05/14/2003   PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF DIRECTORS
                       CONCERNING THE ISSUANCE OF SHARES THROUGH THIRD PARTY
                       ALLOCATION
                       -English Translation -

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Crosswave Communications Inc.


Date: May 14, 2003                         By:  /s/  Yasuharu Fushimi
                                                _________________________
                                                Yasuharu Fushimi
                                                Chief Financial Officer and
                                                Representative Director

EXHIBIT 1
(Translation)

             PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF DIRECTORS
                                   CONCERNING
              THE ISSUANCE OF SHARES THROUGH THIRD PARTY ALLOCATION

                                                                  May 14, 2003

                                        105, Kandajinbo-cho 1-chome
                                        Chiyoda-ku, Tokyo
                                        Crosswave Communications Inc.
                                        (the "Company")
                                        Koichi Suzuki, Representative Director

To Our Shareholders:

On May 13, 2003, the board of directors of the Company adopted a resolution for the Company's issuance of new shares through third party allocation as set forth below:

                                     NOTICE

1.   Number of Shares to be Issued: 683,400 shares of common stock

2.   Issue Price: JPY6,292 per share

3. Amount not to be Credited to the Paid-In Capital out of the Issue Price of New Shares: JPY3,146 per share

4.   Date for Application: May 29, 2003 (Thursday)

5.   Date for Payment: May 29, 2003 (Thursday)

6. Method of Allocation: The new shares to be issued shall be allocated to certain third parties.

7.   Commencement Date for Calculation of Dividend: April 1, 2003 (Tuesday)